UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4) *
Root, Inc.
(Name of Issuer)
Class A common stock,
$0.0001 par value per share
(Title of Class of Securities)
77664L108
(CUSIP Number)
Ernest Garcia III
President, Chief Executive Officer and Chairman
300 E. Rio Salado Parkway
Tempe, Arizona 85281
(602) 852-6604
Copies to
Robert M. Hayward, P.C.
Robert E. Goedert, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
(312) 862-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 1, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L108

1	NAMES OF REPORTING PERSONS Carvana Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,146,568*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,146,568*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,146,568*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*
Consists of 780,727 shares of Class A Common Stock of the Issuer issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer held by Carvana Group, LLC and 2,365,841 shares of Class A Common Stock of the Issuer issuable upon exercise of a warrant (the “Tranche 1 Warrant”) held by Carvana Group, LLC, which became exercisable on September 1, 2022.

**
Based on approximately 9,500,000 shares of Class A Common Stock issued and outstanding as of July 27, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC and 2,365,841 shares of Class A Common Stock issuable on exercise of the Tranche 1 Warrant (the “Warrant Shares”). Represents 17.8% of the aggregate number of issued and outstanding shares of the Issuer’s Class A Common Stock and Class B Common Stock as of July 27, 2023 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).

CUSIP No. 77664L108

1	NAMES OF REPORTING PERSONS Carvana Co. Sub LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,146,568*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,146,568*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,146,568*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*
Consists of 780,727 shares of Class A Common Stock of the Issuer issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer held by Carvana Group, LLC and 2,365,841 shares of Class A Common Stock of the Issuer issuable upon exercise of the Tranche 1 Warrant held by Carvana Group, LLC, which became exercisable on September 1, 2022. Carvana Co. Sub LLC may be deemed to be the beneficial owner of the shares underlying the Preferred Stock and the Tranche 1 Warrant.

**
Based on approximately 9,500,000 shares of Class A Common Stock issued and outstanding as of July 27, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC and 2,365,841 shares of Class A Common Stock issuable on exercise of the Tranche 1 Warrant. Represents 17.8% of the aggregate number of issued and outstanding shares of the Issuer’s Class A Common Stock and Class B Common Stock as of July 27, 2023 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).

CUSIP No. 77664L108

1	NAMES OF REPORTING PERSONS Carvana Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,146,568*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,146,568*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,146,568*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*
Consists of 780,727 shares of Class A Common Stock of the Issuer issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer held by Carvana Group, LLC and 2,365,841 shares of Class A Common Stock of the Issuer issuable upon exercise of the Tranche 1 Warrant held by Carvana Group, LLC, which became exercisable on September 1, 2022. Carvana Co. may be deemed to be the beneficial owner of the shares underlying the Preferred Stock and the Tranche 1 Warrant.

**
Based on approximately 9,500,000 shares of Class A Common Stock issued and outstanding as of July 27, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC and 2,365,841 shares of Class A Common Stock issuable on exercise of the Tranche 1 Warrant. Represents 17.8% of the aggregate number of issued and outstanding shares of the Issuer’s Class A Common Stock and Class B Common Stock as of July 27, 2023 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment (“Amendment No. 4”) amends the Schedule 13D filed with the SEC on October 12, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed with the SEC on August 24, 2022, (“Amendment No. 1”), Amendment No. 2, filed with the SEC on September 6, 2022 (“Amendment No. 2”), and Amendment No. 3, filed with the SEC on August 7, 2023 (“Amendment No. 3,” and together with the Original Schedule 13D, Amendment No. 1, and Amendment No. 2, the “Schedule 13D”) relating to the Issuer, with respect to the Common Stock of the Issuer. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

In connection with the Offers and issuance of the New Secured Notes and pursuant to the New Secured Notes Indentures, as each is defined and disclosed in the Form 8-K and exhibits thereto, as filed with the SEC on September 1, 2023 by Carvana, Co., the Reporting Persons pledged substantially all of their assets. Such pledged assets include the reported Issuer Preferred Stock and Tranche 1 Warrant held by the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibits as the last exhibits of Item 7 of the Schedule 13D:

Exhibit	Description

Exhibit 1
New 2028 Secured Notes Indenture, dated as of September 1, 2023 with respect to the New 2028 Secured Notes (incorporated by reference to Exhibit 4.6 to the Form 8-K, filed with the SEC by Carvana Co. on September 1, 2023).

Exhibit 2
New 2030 Secured Notes Indenture, dated as of September 1, 2023 with respect to the New 2030 Secured Notes (incorporated by reference to Exhibit 4.7 to the Form 8-K, filed with the SEC by Carvana Co. on September 1, 2023).

Exhibit 3
New 2031 Secured Notes Indenture, dated as of September 1, 2023 with respect to the New 2031 Secured Notes (incorporated by reference to Exhibit 4.8 to the Form 8-K, filed with the SEC by Carvana Co. on September 1, 2023).

Signature
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2023

CARVANA GROUP, LLC

By: Carvana Co. Sub LLC
Its: Sole Manager

By: Carvana Co.
Its: Sole Manager

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary

CARVANA CO. SUB LLC

By: Carvana Co.
Its: Sole Member

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary

CARVANA CO.

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary